3/11

BD 3/5 8-47977

03013585

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR - 3 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
~~8-47870~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NFA Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

715 Twining Road, Suite 218
(No. and Street)

Dresher, (City) pa (State) 19025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Kleaver (215) 881-7000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boger, William E.
(Name — *if individual, state last, first, middle name*)

60 Green Street, Suite 2 (Address) Doylestown (City) pa (State) 18901 (Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 1 7 2003

Potential persons who are to respond to the collection of information...

OATH OR AFFIRMATION

I, David Butterworth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

NFA Brokerage Services, Inc., as of

February 26, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None Attached

David S. Butterworth
Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NFA BROKERAGE SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY
OF THE NATIONAL ADVISORY GROUP, INC.)
FINANCIAL STATEMENTS
DECEMBER 31, 2002

NFA BROKERAGE SERVICES, INC.
Table of Contents

William E. Boger, CPA
Thomas R. Kirk, CPA
Martha G. Mount, CPA

William E. Boger
CERTIFIED PUBLIC ACCOUNTANT

Kerry M. Sherman, CPA
V. Chancey Jeffrey, CPA
Kathleen W. Zaroff, CPA

60 GREEN STREET, SUITE 2, DOYLESTOWN, PA 18901 • 215-348-1446 FAX 215-348-3153

Independent Auditor's Report

Board of Directors
NFA Brokerage Services, Inc.
715 Twining Rd
Dresher, PA 19025

I have audited the accompanying statement of financial condition of **NFA BROKERAGE SERVICES, INC.** (A Pennsylvania Corporation) as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **NFA BROKERAGE SERVICES, INC.** as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 14, 2003

NFA BROKERAGE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash	$ 16,972.91	$ 20,275.41
Prepaid Expenses	2,262.00	-
Commissions Receivable	10,726.00	13,771.29
TOTAL ASSETS	**$ 29,960.91**	**$ 34,046.70**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts Payable (Note 2)	$ 6,262.00	$ 9,746.26
TOTAL LIABILITIES	6,262.00	9,746.26
SHAREHOLDER'S EQUITY		
Common Stock - authorized 1,000 shares at no par value; issued and outstanding 100 shares	$ 11,000.00	$ 11,000.00
Additional Paid in Capital	5,826.33	5,826.33
Retained Earnings	6,872.58	7,474.11
TOTAL SHAREHOLDER'S EQUITY	23,698.91	24,300.44
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 29,960.91**	**$ 34,046.70**

The accompanying notes are an integral part of these financial statements.

NFA BROKERAGE SERVICES, INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES	$ 61,008.47	$ 83,585.89
OPERATING EXPENSES		
Management Fees (Note 2)	$ 62,000.00	$ 89,200.00
Office Expense	-	114.88
Total Operating Expenses	62,000.00	89,314.88
OPERATING LOSS	(991.53)	(5,728.99)
OTHER INCOME		
Interest Income	290.00	261.66
Miscellaneous Income	100.00	125.00
Total Other Income	390.00	386.66
NET LOSS BEFORE INCOME TAXES	(601.53)	(5,342.33)
Income Taxes (Note 3)	-	-
NET LOSS	**$(601.53)**	**$(5,342.33)**

The accompanying notes are an integral part of the financial statements.

NFA BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2002 and 2001

	2002	2001
Retained Earnings - Beginning	$ 7,474.11	$ 12,816.44
Net Loss for the Year ended December 31	(601.53)	(5,342.33)
Retained Earnings - Ending	$ 6,872.58	$ 7,474.11

The accompanying notes are an integral part of the financial statements.

NFA BROKERAGE SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$(601.53)	$(5,342.33)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
(Increase) decrease in accounts receivable	3,045.29	5,936.34
(Increase) decrease in prepaid expenses	(2,262.00)	-
Increase (decrease) in Accounts Payable	(3,484.26)	8,979.50
Total adjustments	(2,700.97)	14,915.84
Net cash provided (used) by operating activities	(3,302.50)	9,573.51
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	**(3,302.50)**	**9,573.51**
Cash and equivalents, beginning	20,275.41	10,701.90
Cash and equivalents, ending	$ 16,972.91	$ 20,275.41

The accompanying notes are an integral part of the financial statements.

NFA BROKERAGE SERVICES, INC.
Notes to Financial Statements

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL
The Company was incorporated on October 12, 1994 in the Commonwealth of Pennsylvania. The Company is a wholly-owned subsidiary of a Pennsylvania corporation, The National Advisory Group, Inc. The National Advisory Group, Inc. became a wholly-owned subsidiary of Pennrock Financial Services Corp., a Pennsylvania corporation, through stock acquisition on March 16 2001. The primary purpose of the Company is the provision of financial and brokerage services to the general public. The Company is registered with the National Association of Securities Dealers, Inc., (NASD), and the Securities and Exchange Commission.

ACCOUNTING
The Company's financial statements are presented on the accrual basis of accounting. The Company reports its activity on the cash basis for income tax purposes. A consolidated return is filed with the parent company each year.

CASH AND CASH EQUIVALENTS
For purposes of the statement of cash flows, the Company considers all short-term investments with an initial maturity of three months or less to be cash equivalents.

BAD DEBTS
The Company utilizes the "direct write-off" method if accounts receivable are proven to be uncollectible.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. RELATED PARTY TRANSACTIONS

As indicated in Note 1, the Company is a wholly-owned subsidiary of The National Advisory Group, Inc. Under a management agreement all operating expenses are to be paid by The National Advisory Group Inc. For the year ended December 31, 2002, management expenses totalled $ 62,000, of which $ 4,000 was included in the $ 6,262 accounts payable to The National Advisory Group, Inc.

Note 3. INCOME TAXES

As mentioned in Note 1, The Company is a wholly-owned subsidiary and therefore files it tax return on a consolidated basis with the parent corporation; accordingly no accrual has been made for a tax expense or benefit.

Note 4. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of commissions receivable. At December 31, 2002, the balance of these receivables, $ 10,726, was due from nationally regulated brokerage firms for which collateral is not applicable.

Note 5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to claims of general creditors as of December 31, 2002 nor during the year then ended, consequently, the related statement of changes is not applicable.

NFA BROKERAGE SERVICES, INC.
Notes to Financial Statements

Note 6. RECONCILIATION OF NET CAPITAL PER FORM X-17a-5, PART IIA, REPORT TO AUDITED FINANCIAL STATEMENTS

Per Form X-17A-5, Part IIA: Line 1. Total ownership equity	$23,699	
Material Differences	-0-	
Per audited financial statement Shareholder's equity		$23,699
Line 6. Deductions or charges Total non-allowable assets	12,988	
Material Differences	-0-	
Per audited financial statement Non-allowable charges		(12,988)
Net Capital		**$10,711**

NFA BROKERAGE SERVICES, INC.
NET CAPITAL COMPUTATION
December 31, 2002

NET CAPITAL COMPUTATION:

Net Assets	$ 29,960.91	
Less: liabilities	(6,262.00)	
Net Worth		$ 23,698.91
Less: Non-Allowable Assets		
Accounts receivable		(10,726.00)
Prepaid Expense		(2,262.00)
NET CAPITAL (PURSUANT TO SEC RULE 15c3-1)		**$ 10,710.91**

NFA BROKERAGE SERVICES, INC.
SUPPLEMENTAL STATEMENT ON EXEMPTION FROM SEC RULE 15C3-3
For the Year Ended December 31, 2002

NFA Brokerage Services, Inc. claims exemption from SEC Rule 15c3-3 under section (k)(1) - limited business (mutual funds and/or variable annuities only), consequently, the "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and the schedule of "Information for Possession or Control Requirements Under Rule 15c3-3" are inapplicable.

NFA BROKERAGE SERVICES, INC.
REPORT ON EXCLUSION FROM MEMBERSHIP IN SECURITIES INVESTOR PROTECTION CORPORATION
For the Year Ended December 31, 2002

NFA Brokerage Services, Inc. claims exclusion from membership in the Securities Investor Protection Corporation ("SIPC"). A Certificate of Exclusion from Membership (SIPC-3) was filed by the Company on January 24, 2003 with the Washington, DC office. In my opinion exclusion appears to be consistent with the income reported by the Company.

William E. Boger, CPA
Thomas R. Kirk, CPA
Martha G. Mount, CPA

William E. Boger
CERTIFIED PUBLIC ACCOUNTANT

Kerry M. Sherman, CPA
V. Chancey Jeffrey, CPA
Kathleen W. Zaroff, CPA

60 GREEN STREET, SUITE 2, DOYLESTOWN, PA 18901 • 215-348-1446 FAX 215-348-3153

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
NFA Brokerage Services, Inc.
Dresher, PA 19025

In planning and performing my audit of the financial statements of NFA Brokerage Services, Inc. for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. NFA Brokerage Services, Inc. appears to be in compliance with the conditions of the exemption and no facts came to my attention indicating that such conditions had not been complied with during the year.

The management of NFA Brokerage Services, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibilty, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

William E. Boger
CERTIFIED PUBLIC ACCOUNTANT

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 14, 2003

William E. Boger CPA